UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Stephen Gillette
Renaud Bonnet	Daniel Mitz
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 22, 2008, Wavecom (the “Company” or “Wavecom”) issued the following press release and made the following presentation.

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

Press Release

Wavecom Third Quarter 2008 Financial Results

and Strategic Update

Issy-les-Moulineaux (France) – October 22, 2008 – Wavecom S.A. today announced financial results for its third quarter 2008 ending September 30, 2008 and a strategic review of its business.

•	Third Quarter 2008 Financial Results weakened by global economic slowdown

•	Longer term, Wavecom’s core business promising

•	Wavecom’s board considers Gemalto’s offer inadequate , as it “fails to deliver sufficient value to merit support”

Third quarter 2008 ending September 30, 2008 financial results summary:

•	Wavecom posted sales of €28.9 million in the context of a global economic slowdown

•	Product gross margin remains strong at 50.8%

•	Backlog has increased from last quarter

•	A cost reduction program is in place, leading to targeted future savings between €12-16 million per annum

•	Net loss of €4 million.

Over the longer term however, Wavecom’s management remains confident, given the Company’s strong position in the very promising M2M market and the Company’s key strengths:

•	A strong traditional product pipeline serving all key M2M industries

•	A leading position with inSIM® (embedding SIM chips directly into modules) coupled with Anyware Technologies software, to provide high margin and recurring revenue potential

Gemalto’s offer fails to value this unique position of Wavecom and its prospects for growth, and is highly opportunistic given current stock market volatility. For Gemalto, Wavecom represents a strategic opportunity to maintain leadership in the telecom market

Michel Alard, Chairman of the board of directors of Wavecom commented: “Wavecom has significant future value and the Company’s board of directors is united in their determination to maximise value to all stakeholders.”

1.	Third Quarter 2008 Overview:

In millions of euros (Under US GAAP)	Consolidated Group Results

	Q3 2007	Q2 2008	Q3 2008
Revenues	52.4	34.9	28.9
Gross profit	23.7	18.3	14.0
Operating expenses	19.6	18.9	19.3
Operating income/(loss)	4.1	(0.5)	(5.3)
Net income/(loss)	3.3	0.6	(4.1)

Additional information
Operating income/(loss)	4.1	(0.5)	(5.3)
Stock based related expenses:	(1.7)	(0.7)	(0.6)
Amortization expense related to acquisitions	(0.8)	(1.0)	(1.0)
Operating income before stock based compensation and amortization expense related to acquisitions	6.6	1.1	(3.7)

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

•	The Company’s third quarter financial results reflect the global economic slowdown that continues to decrease revenues particularly in two key vertical markets – automobiles and alarms. The overall macro automotive market has experienced a slowdown and, specific to Wavecom, as previously stated, two major contracts came to an end with final shipments delivered in Q3 2007 for the first project and in Q2 2008 for the second project. The demand for alarm systems, particularly in the U.S. has been negatively impacted by the sluggish real estate market.

•	Other factors impacting the year-on-year decline include price erosion and unfavorable foreign exchange fluctuations as well as some difficulties in product transitions which have now been resolved.

•	New products such as the Wireless Microprocessor®, Q2686 and Q2687 have begun to gain traction and customers are beginning to shift towards these products.

•	The backlog (twelve-month rolling confirmed orders) of €32.0 million, as of September 30, 2008, increased from €30.2 million the previous quarter.

•	Wavecom’s gross product margins remained strong at €14 million or 50.8% of product revenues which management believes is the highest rate in the industry.

•

At an operating level, management has identified areas for expense reduction, targeting future per annum savings between €12 and €16 million taking into account the current difficult economic environment and the Company’s current reduced revenue level.

2.	Wavecom’s positioning and long-term prospects

•	As the telephone handset sector begins reaching maturity and consequently slows down, M2M (machine to machine communication) is a promising growth area.

•	Wavecom is uniquely positioned in wireless M2M with its complement of wireless modules that function as wireless central processing units hosting a robust software platform including remote device management capabilities. It also has the internal expertise to build subsystems such as telematics boxes for cars and trucks or wirelessly-connected alarm panels.

•	Among all of the unique attributes described above, inSIM® (embedded SIM) is a key element of future market growth. The current SIM card remains a point of weakness for M2M while the embedded SIM technology increases the ability to meet industrial application conditions. An embedded SIM also simplifies logistics and improves subscriber security.

•

In addition to the strategic importance of inSIM®, the complete service platform that Wavecom’s subsidiary Anyware Technologies brings to the Company is equally critical. This technology allows for remote management and diagnostics of all machines equipped with wireless communication and is highly secure.

•

As a result of the strategic attributes described above – Wavecom has built a strong and promising three-year pipeline of 289 current projects, 291 new designs and 280 additional promising new business opportunities.

3.	Gemalto’s offer

On October 6, 2008 Gemalto announced a unsolicited offer for Wavecom. The Wavecom board of directors responded in a public announcement on October 9, 2008 that after due and careful consideration of Gemalto’s unsolicited offer to take control of Wavecom, it had reached the conclusion that Gemalto’s unsolicited offer is not in the best interests of Wavecom, its shareholders and employees.

Anthony Maher, independent director and Chairman of Wavecom’s M&A sub-committee summarized the position of the board, saying “While Wavecom is always interested in any transaction that benefits shareholders and other stakeholders, we have concluded that the proposed acquisition by Gemalto fails to deliver sufficient value to merit support.”

The board will issue a more detailed opinion on Gemalto’s offer together with its formal response, in accordance with AMF (French Stock Market Authorities) and SEC (US Securities and Exchange Commission) regulations within the designated timeframe.

4.	Conference Call:

A conference call, reserved for the financial community, will take place at 2:30 pm (Paris time) today (in English). To access this call, please use the following numbers: +33 (0)1 70 99 43 04 in France, +44 (0)20 7806 1968 in the U.K. and +1 718 354 1390 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Conference call replay available until October 24 by dialing-in to the following numbers: +33 (0)1 71 23 02 48 in France, +44 (0)20 7806 1970 in the UK and +1 718 354 1112 in the US with access code: 3801714#.

Wavecom will announce its fourth quarter 2008 results on February 5, 2009 at 7:00 a.m. Paris time.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com

Contact Brunswick :

Andrew Dewar

Jérôme Biscay

Tel:  +33 (0) 153 96 83 83

e-mail:  wavecom@brunswickgroup.com

Contact Lovallo IR PR:

US Investor Relations

John D. Lovallo, President

Lovallo Communications Group, LLC

Tel:  +1 203 431 0587

e-mail:  johnlovalloirpr@sbcglobal.net

This release contains forward-looking statements that relate to the Company’s plans, objectives, estimates and goals. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements. The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, nascent vertical markets, a long sales cycle, the uncertain rate of development of the M2M market for wireless communications, success of the Company’s new services line, technological changes, vertical integration by other market participants, failure to protect the Company’s intellectual property, possible quality issues on our products, dependence on third parties, in particular its manufacturing partner and other third party suppliers, currency rate fluctuations and other risks associated with managing growth or associated with the Company’s global operations. These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the U.S.Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

Wavecom shareholders are urged to read Wavecom’s Note en réponse when it is filed with the Autorité des Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as they will contain important information. The Note en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.

Abbreviated consolidated financial tables follow

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	Euro	Euro	Euro
Revenues :
Product sales	50 405	33 401	27 504
Services revenue	1 958	1 499	1 411

	52 363	34 900	28 915
Cost of revenues :
Cost of goods sold	26 956	15 141	13 529
Cost of services	1 666	1 425	1 352

	28 622	16 566	14 881

Gross profit	23 741	18 334	14 034
Operating expenses :
Research and development	8 493	9 319	7 687
Sales and marketing	5 689	5 810	6 095
General and administrative	5 461	3 733	5 520

Total operating expenses	19 643	18 862	19 302

Operating income (loss)	4 098	(528)	(5 268)

Interest income and other financial income, net	127	870	1 014
Foreign exchange gain (loss), net	(832)	171	142

Total financial income (loss)	(705)	1 041	1 156

Income (loss) before income taxes	3 393	513	(4 112)
Income tax expense (benefit)	49	(38)	(45)

Net income (loss)	3 344	551	(4 067)

Basic net income (loss) per share	0.22	0.04	(0.27)

Diluted net income (loss) per share	0.18	0.04	(0.27)

Number of shares used for computing :
- basic	15 199 624	15 259 641	15 185 200
- diluted	18 785 143	18 329 375	15 185 200

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Nine months ended
	Sept 30, 2007	Sept 30, 2008
	Euro	Euro

Revenues :
Product sales	153 967	97 813
Services revenue	2 623	4 105

	156 590	101 918

Cost of revenues :
Cost of goods sold	83 107	46 096
Cost of services	4 825	3 831

	87 932	49 927

Gross profit	68 658	51 991
Operating expenses :
Research and development	24 430	26 729
Sales and marketing	16 844	19 104
General and administrative	16 944	15 078

Total operating expenses	58 218	60 911

Operating income (loss)	10 440	(8 920)

Interest income and other financial income, net	963	2 710
Foreign exchange gain (loss), net	(930)	268

Total financial income	33	2 978

Income (loss) before income taxes	10 473	(5 942)
Income tax expense (benefit)	151	(90)

Net income (loss)	10 322	(5 852)

Basic net income (loss) per share	0.68	(0.38)

Diluted net income (loss) per share	0.64	(0.38)

Number of shares used for computing :
- basic	15 092 060	15 253 071
- diluted	16 186 995	15 253 071

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2007	At Sept 30, 2008
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	4 677	3 359
Marketable securities	134 610	122 189
Accounts receivable, net	29 467	20 872
Inventory	6 032	5 458
Value added tax recoverable	1 124	684
Prepaid expenses and other current assets	3 141	2 221
Deferred tax assets	4 514	4 514

Total current assets	183 565	159 297

Other assets :
Long-term investments	3 731	5 968
Other assets and Interest in associates	4 517	4 138
Research tax credit	2 049	2 677
Income tax receivable	13 083	13 083
Intangible and tangible assets, net	16 336	18 617
Goodwill	8 117	16 721

Total assets	231 398	220 501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Accounts payable	27 612	21 392
Accrued compensation	8 584	5 105
Current portion of other accrued expenses	3 572	3 320
Current portion of convertible bonds	664	1 055
Current portion of capitalized lease obligations	207	260
Deferred revenue and advances received from customers	307	1 097
Deferred tax liabilities	-	154
Other liabilities	3 652	6 829

Total current liabilities	44 598	39 212

Long-term liabilities :
Long-term portion of other accrued expenses	16 636	14 739
Long-term portion of convertible bonds	80 500	80 500
Long-term portion of capitalized lease obligations	340	245
Other long-term liabilities	616	478

Total long-term liabilities	98 092	95 962

Shareholders’ equity :
Shares, euro 1 nominal value, 15,820,442 shares authorized, issued and outstanding at September 30, 2008 (15,796,591 at December 31, 2007)	15 797	15 820
Additional paid-in capital	146 052	152 264
Treasury stock at cost (1,091,861 shares at September 30, 2008 and 544,322 at December 31, 2007)	(8 823)	(10 777)
Accumulated deficit	(62 548)	(69 681)
Accumulated other comprehensive income (loss)	(1 770)	(2 299)

Total shareholders’ equity	88 708	85 327

Total liabilities and shareholders’ equity	231 398	220 501

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2007	2008
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	10 322	(5 852)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	6 254	6 559
Amortization of debt issue costs	-	280
Share-based compensation	3 073	6 114
Loss on sales and retirement of tangible assets	13	31
Disposal (acquisition) of marketable securities, net	(102 140)	12 421
Deferred tax	-	(151)
Net increase (decrease) in cash from working capital items	(4 581)	986

Net cash provided (used) by operating activities	(87 059)	20 388

Cash flows from investing activities :
Acquisition of long-term investments	(55)	(2 236)
Purchases of intangible and tangible assets	(3 873)	(5 090)
Acquisition of certain assets, net of cash acquired	-	(10 746)
Proceeds from sale of intangible and tangible assets	-	57
Purchase of interets in associates	(7)	4

Net cash used by investing activities	(3 935)	(18 011)

Cash flows from financing activities :
Proceeds from convertible bonds (net of debt issue cost of €2,501)	77 998	-
Principal payments on capital lease obligations	(207)	(225)
Purchases of treasury stock	(7 510)	(3 235)
Proceeds from exercise of stock options and founders’ warrants	1 843	122

Net cash provided (used) by financing activities	72 124	(3 338)
Effect of exchange rate changes on cash and cash equivalents	(525)	(357)

Net decrease in cash and cash equivalents	(19 395)	(1 318)
Cash and cash equivalents, beginning of period	54 776	4 677

Cash and cash equivalents, end of period	35 381	3 359

WAVECOM©2008. All rights reserved

wavecom

Smart wireless. Smart business.

Wavecom Strategic Update 22 October 2008 Dr. Ronald D. Black CEO

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Forward-looking statements
This presentation contains forward-looking statements that relate to the Company's plans, objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, nascent vertical markets, a long sales cycle, the uncertain rate of development of the M2M market for wireless communications, success of the Company’s new services line, technological changes, vertical integration by other market participants, failure to protect the Company’s intellectual property, possible quality issues on our products, dependence on third parties, in particular its manufacturing partner and other third party suppliers, currency rate fluctuations and other risks associated with managing growth or associated with the
Company’s global operations. These and other risks and uncertainties, which are described in more detail in the
Company's most recent filings with the U.S. Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.
Wavecom shareholders are urged to read Wavecom's Note en réponse when it is filed with the Autorité des
Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the
U.S. Securities and Exchange Commission (the "SEC"), as they will contain important information. The Note en
réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the
Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the
SEC's website at www.sec.gov, and at www.wavecom.com.

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

3 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

4 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Financial Update – Q3 08
Revenue of 28.9m €
–
Backlog* of 32.0m €: +6.0%
increase QoQ
Product Gross Margin**: 50.8%
–
Highest in the industry
Net Income:  -4.1m €
Market slowdown in the US and
Europe
Automotive and alarms (US real
estate) hit hardest
Increase in backlog from last
quarter
Strong gross margin percentage
Cost reduction program in place,
not yet in results
–
Completion of Sony Ericsson
roadmap convergence
–
Target additional savings of
€12m - € 16m p.a.
Source: Company
*Rolling 12 months confirmed order
** Gross margin on product/product revenues

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Bridge of first 9 months revenues 2007-2008
Source: Company Estimates
€m
Short term impact of
specific market
conditions
…but longer term,
Wavecom’s core
business and
product line are
robust
102
157
+9
(13)
(19)
(6)
(26)
0
40
80
120
160
200
9-months 2007
Revenues
Auto Alarms Price and FX
Effect
Legacy Product
Transitions
New Lines of
Products
9-months 2008
Revenues

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

7 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A

«

»

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

< 1% connected
M2M is the Next Wave for Mobile Telecom
Penetration to fuel Growth Slowdown Expected
M2M is the New Growth Engine for Mobile Telecom
c. 10 Billion
machines and
sensors worldwide
We are downgrading our handset market
projection for 2009 to -5% in volume, from
+4%
Exane 17 Oct 2008
Saturating Market Emerging Market
4 Billion Users (End
2008)
6.7 Billion People
worldwide
Source: US Census Bureau, ITU, Beecham Research
More machines than people.  Nearly every
machine has information that someone
wants – safety, security, mission critical,
optimisation, diagnostics, support, etc.

BMW Assist

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

Cellular Beyond Mobile Phones = M2M
Home & Security
(Alarms, Surveillance, …)
Automotive
(Firsts Mount & Aftermarket)
Metering
(Electricity, Water, Gas)
Control & Monitoring
(Signs, industrial, …)
Sales & Payment
(EMV, parking, kiosks, printers, …)
Honeywell,
Securitas,
Numerex, Telular,
Jablotron
JCDecaux,
Schlumberger,
Schneider, Sofrel
Ingenico,
Thales,
Datecs,
Newland
BMW, Mercedes,
Peugeot, Citroen,
Fiat Group, Volvo,
Opel, GM, Navman
Isrkraemeco, Elster,
ABB, Holley,
Hualong, Wasion
Psitek, Telular,
Beetel,
Linkwell, Jablocom
Mobile Professional
(Fixed Wireless Terminals)

Millions of Units
CAGR: 27%

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

10 0 20 40 60 80 100 2006 2007 2008 2009 2010 2011 2012 2013 Promising M2M Market Outlook Exponential Growth Expected Source: ABI 3Q 2008

wavecom
WMP
150

Open AT
Software Suite

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

Wavecom Uniquely Positioned in M2M
Expertise in cellular wireless communication is a determining factor
External SIM
Wireless
Subsystems
Wireless
Modules
Software for
Remote Device
Management
Services
Platform
inSIM®

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

12 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A

WMP 100

WMP 150

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

Wavecom: Examples of Strong Auto Pipeline
Worldwide GPS / Satellite Europe
Asia
First cellular, satellite
and GPS track and
trace solution on the
market
Unprecedented price
performance will change
track and trace industry
Sampling with over 50
customers in Q408
$20-$30m of estimated
revenue potential p.a.
for Wavecom by 2010
GSM automotive cellular
solution
Won significant Tier I
Auto supplier in 2007
Uses inSIM® and
Anyware Technologies
Start ramp end 2009 /
beginning 2010 towards
full deployment in 2011
€20-€60m of estimated
revenue potential p.a.
for Wavecom by 2011
(depending on module
or box form factor)
CDMA automotive
cellular solution
Won significant
Japanese Tier I Auto
supplier in 2006
Start ramp in Q109 –
towards full deployment
in 2010
$70m of estimated
revenue potential p.a. for
Wavecom by 2010
WMP150 & WMP151
Q52 Omni
SHARK

Revenue in Billions $

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

0
2
4
6
8
10
12
14
16
2006 2007 2008 2009 2010 2011 2012 2013
Module System
Wavecom: Business Evolving To Solutions
Finished Product Offering * Subsystem Offering
Microtracker
e-Call
Metering Gateway
Alarm Panel
Fixed Cellular
Terminal
Range of specific solutions
developed over the last 18 months
Deploying now
Customers requesting Wavecom to
provide subsystems
Natural request as wireless module
usually the most difficult part
Offers Wavecom 2-5x revenue and
profit potential of module alone
inSIM®
inSIM®
inSIM®
inSIM®
* Source: ABI and Beecham Research

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Wavecom: a Strong and Promising Pipeline
Source: Company estimates
Above graphic is illustrative only, not to scale
289
Current
Projects
291
Designs in/win
280
New Business
Opportunities
Projects
Pipeline
Approx.
3 Years

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

16 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

The SIM Card Market is Commoditising
Declining volume growth rate: from > 30% to
~10% p.a.*
Price pressure (up to 40%
reductions),
largely from
Chinese players*
SIM vendors are losing bargaining power:
example is huge potential for contactless
technologies for mobiles, but semiconductor
companies hold the bargaining power.
SIM cards a critical failure point in M2M;
industry driving change in form factor.
Companies largely exposed to SIM, like
Gemalto, looking to services for value creation.
SIM Card Players Need a Growth Engine: M2M is the Future
Wavecom Has the Solution: inSim® and Anyware Technologies
*Source: Gartner 2008
Competitive Landscape* Market Dynamics
Others
Sagem Orga
OCS
G&D
Gemalto
37%
16%
12%
9%
26%

wavecom
WMP
100

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

Wavecom has the M2M SIM Solution: inSim®
Embedded SIM : inSIM®
Standard SIM card
The same
SIM chip
inSIM® Key Advantages vs. Standard SIM
New SIM form factor
Wavecom working with major SIM
vendors:  Gemalto, Oberthur Card
Systems (OCS)
The module becomes a ‘super SIM’
Implications for M2M
Higher reliability
Simplified logistics
Improved security

Millions of Units

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

inSIM® : Novel Business Models with High
Margin and Cash Generation Potential
0
20
40
60
80
100
2006 2007 2008 2009 2010 2011 2012 2013
Wavecom inSIM® Technology enables
Significant reduction of Customer
acquisition costs and support costs
Lower ARPU (Avg. Rev. per User) than
mobile phone, but much longer life and
almost no churn
Very high margin potential
–
Incremental cost of production are
minimal
–
Nearly all profit
High cashflow generation potential
benefiting from Wavecom asset-light
model
* Source: ABI 3Q 2008
M2M Market Outlook (volumes)*
2010 Est. Revenues Potential
(€m)
Est. Wavecom
Market Share
Potential
2010 Mid-point potential of ~ €60m revenues
0
25
50
75
30% 40% 50%

anyware
TECHNOLOGIES
A wavecom COMPANY
Linking Innovation to your Business

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Anyware Technologies’ Complete Service
Platform – Making M2M Easy
Anyware Technologies Demo
Remote management and diagnostic
(avoids service calls)
Highly secure
Upgrades software over the air
New service offering
Provides information to businesses
Provides information to end
customers
M2M Services - The Next Big Thing for Operators

orange
SFR
vodafone
EDF
AIRBUS
Schneider Electric
Business Objects

Bouygues Telecom
cea
EADS
SIEMENS
SIEMENS VDO
Borland

ACT'L
Managing your technical data online
AIR FRANCE
ANDROS
UNIVERSITÉ PARIS-SUD 11

SOGEXI
VEOLIA ENVIRONNEMENT
Alcatel·Lucent
Joost
BANQUE POPULAIRE

CBS OUTDOOR
AREVA
cnes
magnus
RÉPUBLIQUE FRANÇAISE
MINISTÈRE DE L'AGRICULTURE DE L'ALIMENTATION DE LA PÊCHE ET DE LA RURALITÉ

MEDES
sanofi aventis
JO JOURNAUX OFFICIELS
HACHETTE Livre

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

21 Anyware Technologies – Great Partners Customers

Millions of Subscriptions

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

Anyware Technologies : Recurring Revenues,
Profits and Cashflow potential
0
50
100
150
200
250
2006 2007 2008 2009 2010 2011 2012 2013
Anyware Technologies:
Complete service platform capable of
high scale secure transactions
–
Tailored M2M telecom offering
–
Includes customer portal
Already proven in the marketplace with
large enterprises
Subscription model preferred by many
customers
–
Recurring revenues
Marginal cost of subscribers is extremely
low:
–
High operating profit and cash
generation potential
* Source: ABI 3Q 2008
M2M Market Outlook (volume)*
2010 Est. Revenues Potential
(€m)
Estimated
Wavecom
Market Share
Potential
2010 Mid-point potential of ~ €60m revenues
0
50

5% 10% 20%

✓
	✓
	✓
	✓

	✓
	✓
	✓

WAVECOM 2008 All rights reserved

wavecom
Smart wireless. Smart business.

23
Wavecom Fulfils Gemalto’s Strategic Objectives
Find long partnerships which are essential for
complementing expertise
Creation of a world class leader in digital security
Focus on sustained organic growth and selective
bolt-on acquisitions
Diversify and take advantage of new promising
markets
Gemalto’s Strategic Goals as per their communication
with Wavecom
Penetrate new market with strong growth potential
(such as the M2M market)
Improve product mix
Develop into new geographic areas and vertical
markets
Gemalto’s Strategic Impediments from Research Analysts
with Wavecom

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

24 24
What Wavecom has
Significant presence
in fast growing M2M
Innovative inSIM®
&
Software Solutions
Key M2M partner of
operators
Wavecom: an Opportunity for Gemalto to
Maintain Leadership in Telecom
What Gemalto misses
A growth engine for
telecommunications
business
Gemalto is highly
exposed to
commoditization risk
Ability to avoid being
disintermediated by
M2M
Market Dynamics
Wireless growth and
margin will come from
non-handset
(consumer) markets
The SIM market is
commoditizing
SIM producers facing
disintermediation risk

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

25 25
Summary
Wavecom has significant mid-term revenue growth and profit
potential, with a leading position in the M2M market
Wavecom is clearly strategic to Gemalto
Gemalto’s hostile offer has been rejected by Wavecom’s board, as it “fails to deliver sufficient value to merit support”

WAVECOM 2008 All rights reserved

Smart wireless. Smart business.

26 Agenda Financial update Wavecom: a leader in the M2M market Wavecom’s major initiatives and opportunities Why Gemalto Needs Wavecom Q&A